Exhibit 4.l(a)

AMENDMENT NUMBER 1

TO THE

AMENDED AND RESTATED

TRUST AGREEMENT

OF

PROSHARES TRUST II

This Amendment Number 1 to the Amended and Restated Trust Agreement of ProShares Trust II (the “Trust”) amends, effective immediately, the Amended and Restated Trust Agreement of the Trust, dated September 8, 2008, between ProShare Capital Management, LLC (the “Sponsor”), a Maryland limited liability company, and Wilmington Trust Company, a Delaware banking company, as trustee (the “Agreement”).

WHEREAS the Sponsor established the Trust with a Trust Agreement dated October 9, 2007, as amended and restated by the Agreement; and

WHEREAS the Sponsor, acting pursuant to Section 1 of ARTICLE XI of the Agreement, desires to make a permitted change to said Agreement without shareholder approval, to limit the scope of its ability to make non-pro rata distributions;

NOW, THEREFORE, the Agreement is hereby amended as follows:

1.	Section 1 of Article I is hereby amended by replacing the definition of “OTC” with ‘“OTC’ means the Depository Trust Company.”

2.	Section l(b) of ARTICLE IV is hereby amended by replacing it in its entirety with the following:

(b) No Share shall have any priority or preference over any other Share of the same Series with respect to distributions upon termination of the Trust or of such Series. Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust or any Series. The Sponsor may from time to time divide or combine the Shares of any particular Series into a greater or lesser number of Shares of that Series.

3.	Section 7 of ARTICLE IV is hereby amended by replacing it in its entirety with the following:

Section 7. DISTRIBUTIONS.

All distributions on Shares upon termination of the Trust or of a Series shall be distributed pro rata to such Shareholders in proportion to the total outstanding Shares held by such Shareholders at the date and time of record established for the payment of such distribution. Such distributions may be made as determined by the Sponsor. Nothing in this Section 7 shall obligate the Sponsor to cause the Trust to make any distributions, and no other distributions of any net capital or net income shall be made.

Rather, as set forth in Article IV, Section 8(a), net income and net losses will be allocated to Shareholders in accordance with their respective Percentage Interests.

Acting pursuant to Section 1 of ARTICLE XI, the undersigned, a duly authorized officer of the Sponsor, signs this Amendment by and on behalf of the Sponsor as of March 6, 2012.

PROSHARE CAPITAL MANAGEMENT, LLC as Sponsor

By:	/s/ Amy R. Doberman
Name: Amy R. Doberman
Title: General Counsel

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